KORE RESOURCES INC.
1101 Brickell Ave., South Tower, 8th Floor
Miami, FL 33131

November 14, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Ronald E. Alper, Attorney

Re:         Kore Resources, Inc.
Form 8-K
Filed September 8, 2014
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
File No. 000-54977

Ladies and Gentlemen:

This letter sets forth the responses of Kore Resources Inc. (the “Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of October 7, 2014.  Each numbered paragraph below responds to the comment having the same number in the October 7 letter.

As an overall matter, we have provided greater specificity to make it clear that the Company just runs a website.  It is not engaged in the cultivation, distribution or sale of cannabis products.

General

1.
Please revise to disclose information related to your properties, if applicable. See Item 102 of Regulation S-K. Please also summarize the nature and location of your physical assets and how you anticipate using them in your business.
Additional disclosure has been added.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2.
We note from your disclosure that you issued an aggregate of 15,000,000 shares of your common stock and paid $50,000 cash to the holders of WeedWeb’s common stock in exchange for their shares of WeedWeb.  We also note from page 21 that you issued 110,000,000 shares of common stock in exchange for the issued and outstanding shares of common stock of WeedWeb.  Please revise to clarify the inconsistent disclosure. In addition, please address the following:

•
We note from your interim financial statements for the six months ended June 30, 2013 included in a Form 10-Q filed on August 13, 2014 that you had 110,000,000 shares issued and outstanding as of June 30, 2014.  If you issued additional 15,000,000 or 110,000,000 shares to the holders of WeedWeb, please clarify why the issuance of these shares resulted in reverse acquisition.

•	Please revise to disclose the purpose of the $50,000 cash payment in addition to the share exchange and tell us the authoritative literature you rely to account this payment.

The 8-K has been amended to clarify that 15,000,000 shares were issued, not 110,000,000.

Additional disclosure was also added to make clear that the controlling shareholder of Weedweb acquired additional shares privately in order to acquire control of Kore resources, which is supportive of treating the overall transaction as a reverse acquisition.

In addition, the statement that $50,000 cash was paid to the former shareholders of Weedweb was in error. Reference to the $50,000 has been removed from the disclosure.

3.
We note from page 3 that you state the outstanding shares of your common stock are 10,000,000. Please clarify why the outstanding shares of your common stock are 10,000,000 after as you issued shares to exchange for 100% of the outstanding capital stock of WeedWeb.

This statement has been clarified to indicate that there were 110,000,000 outstanding shares prior to the transaction.

4.	Your revised disclosure should clearly explain the material terms of the transaction and identify the parties, including the shareholders of WeedWeb.

The disclosure was clarified to state clearly that Ms. Tantum was the only shareholder of Weedweb prior to the share exchange.

5.
You indicate that the transactions underlying the exchange were exempt from registration under Section 4(a)(2) of the Securities Act.  Either here or in another appropriate place, please revise to provide all information required by Item 701 of Regulation S-K, including a brief statement of the facts relied upon to make the exemption available.

Detailed disclosure has been added concerning the exemptions relied upon.

6.	To the extent you revise your filing in response to our comments, please also revise your other Exchange Act filings as applicable.

With all due respect, we do not believe that any additional filings need to be revised as the transaction took place subsequent to the most recent 10-Q filing.  We undertake to review this again once the amendment process for the 8-K has been completed.

Description of Business, page 4

Forward Looking Statements, page 4

7.
In the third paragraph of this section, you state that you “cannot assure [investors] of the accuracy or completeness of the data included in this report.” Please revise to identify the particular data you reference and remove statements suggesting that you are not responsible for the information contained in your filing.

The paragraph has been deleted.

8.
Please revise your disclosure here and throughout the document as appropriate to describe your operations, customers and your means of generating revenue.  In this regard, among other things, when you refer to serving “the cannabis market from the digital technology spectrum” please explain whether you are referring to only a website or something else.  Please explain whether your customers are cannabis businesses, cannabis users or both. Please explain whether cannabis-related businesses will pay a fee for space on your website, a fee based on the number of visitors they receive from your site, or some other arrangement.  For guidance, see Item 101(h)(4) of Regulation S-K.

Considerable detail has been added, both here and in the MD&A concerning the Company’s business plan and the markets intended to be served, as well as the prospective sources of revenues.  We believe that it is now clear that the Company just runs a website, although the website is intended to be comprehensive.

Competitive Strengths, page 5

9.
Please revise to clarify your operations and principal business plans.  In this regard, please revise to clarify how you will “provide an opportunity to [your] customers to use [your] services to ensure that they, too, are in full compliance. Additionally, please revise to explain how you “expect to exploit the gap between what is permitted by the guidelines and what traditional financial institutions are willing to do by providing information to commercial lending through [your] network of clients.”

Additional disclosure has been added under the “Commercial Finance” heading.

Competition, page 6

10.
Please revise to explain the reference to “most of [your] businesses.” Please also disclose your competitive position in the industry and methods of competition. For guidance, see Item 101(h)(4)(iv) of Regulation S-K.

This language has been deleted.

Government Regulation, page 6

The Cole Memo, page 6, and FinCEN, page 8

11.	Please revise to explain how, given your apparent limited resources, you intend “to conduct rigorous due diligence to verify the legality of all activities that [you] engage in.”
Additional disclosure has been added.  We feel this level of disclosure is adequate as the Company just runs a website.  It is not engaged in the cultivation, distribution or sale of cannabis products.

12.	With respect to the first sentence under “The Cole Memo,” please revise to describe with greater specificity the actions you plan to take to comply with government regulations, including federal law.

Additional disclosure has been added.  We feel this level of disclosure is adequate as the Company just runs a website.  It is not engaged in the cultivation, distribution or sale of cannabis products.

13.	Additionally, please revise to address what steps you have taken or intend to take with respect to “acquiring or maintaining bank accounts.”

Additional disclosure has been added that the Company has had no difficulty regarding acquiring or maintaining bank accounts, although it might need to resort to alternative arrangements, such as nominee accounts, if such difficuties arose.

Risk Factors, page 10

Large-scale integration of our products…, page 13

14.	This disclosure does not appear to be applicable to your business. Please revise or advise.

This risk factor has been deleted.

We are unsure of our ability to protect our intellectual property…, page 13

15.
We note the reference on page 10 to your “research and development.”  We also note the discussion on page 13 regarding your intellectual property and plans to work on “patent and trademark filings and protection.”  Please revise where appropriate to briefly describe your research and development and the extent to which you own patents and trademarks. See Item 101(h)(4)(vii) of Regulation S-K.

This risk factor has been deleted.

 Management’s Discussion and Analysis, page 17

16.
Please revise to expand your management’s discussion and analysis.  Among other required areas, please include a results of operation disclosure to describe your costs, and explain and quantify the underlying material activities intended to generate revenues. Please also revise to describe your strategic plan identified in your liquidity and capital reserves section.  See Item 303 of Regulation S-K.

Considerable detail has been added to the MD&A.

17.
Your revised disclosure should clearly distinguish between your existing operations and your “business plan,” including anticipated milestones, approximate funds necessary to achieve them, and so forth.  We note, in this regard, the reference to $2 million on page 12.  Please revise accordingly.

We believe the several paragraphs added to the MD&A clearly distinguish between planned features of the website and those that are presently operational.

18.
We note you state that you are “required to file audited financials and pro forma financial information of WeedWeb within 71 days of the date this Current Report on Form 8-K is filed with the Securities and Exchange Commission.”  Given you were a public shell company prior to the share exchange agreement with WeedWeb, you are required to file audited financial statements and pro forma financial information of WeedWeb in the initial report pursuant to Item 9.01(c) of the Form 8-K.  Please remove your statement about 71 days here and on page 25 accordingly in your next amendment.

This language has been deleted.

Directors and Executive Officers, Promoters and Control Persons, page 17

19.
We note your descriptions of Mr. Killeen’s and Ms. Tantum’s experience. Please revise your disclosure of their business experience during the past five years to include their principal occupations and employment during the time period, including dates and duration, and the name and principal business of their employers.  Also clarify each director’s experience and knowledge which led to the conclusion that they should serve as a director.  See Item 401(e) of Regulation S-K.

Detailed resumes for both Ms. Tantum and Mr. Killeen have been added.

Security Ownership of Certain Beneficial Owners and Management, page 21

20.	Please revise to add percentages to the table.

Percentages have been added.

Certain Relationships and Related Transactions, page 20

21.
We note the first sentence of this section regarding transactions that “materially” affect you. Please revise to ensure that your disclosure is consistent with the thresholds set forth in Item 404(a) and 404(d)(1) of Regulation S-K.

The language has been revised to cite the applicable standards in Reg S-K;

22.	Please revise to include all related party transactions in this section. We note, for example, the related party discussion in Note 5 of the financial statements.

Additional disclosure has been added.

Item 9.01 Financial Statements and Exhibits, page 25

23.	Please amend your filing to provide pro forma financial statements to give effect to the share exchange between Kore Resources, Inc. and WeedWeb, Inc. pursuant to Item 9.01(c) of Form 8-K.

Pro Forma Financial Statements have been added.

 Auditor’s Report, page 27

24.
We note from the auditor’s report that the audit was conducted in accordance with auditing standards generally accepted in the United States of America, but not the standards of the Public Company Accounting Oversight Board (United States).  PCAOB Rule 3100 requires registered firms to comply with all PCAOB auditing and related practice standards.  As such, please amend your filing to provide an audit report that complies with PCAOB Standard No. 1.

The audit report has been amended.

Financial Statements, page 26

Notes to Financial Statements, page 32

Note 1 – Organization, Nature of Business and Gong Concern, page 32

25.	Please revise to describe the nature of your development stage activities in which you are engaged pursuant to ASC 915-235-50-1.

A footnote has been added as to the Company’s early adoption of ASU 2014-10, which eliminates the accounting distinctions between development stage entities and other businesses.

26.
Please revise to disclose the fiscal year-end of WeedWeb, Inc. It appears your fiscal year-end is June 30 from your executive compensation disclosure on page 19.  To the extent the fiscal year-ends are different between WeedWeb, Inc. and Kore Resources, Inc., revise your filing to include Item 5.03 for changes in fiscal year in your next amendment.

We have updated the disclosure as we are a December 31, calendar year end.

27.
We note you present $14,208 for intangible assets as of June 30, 2014 on page 28. We also note from Note 5 on page 34 that your intangible asset was paid for $18,634.  Please provide a footnote to describe the nature and your accounting of the intangible assets.
We have updated the disclosure as the $18,634 included computer equipment in the amount of $4,426.

Exhibits

28.	Please file all required exhibits, including the share exchange agreement. See Item 15 of Form 10 and Item 601 of Regulation S-K.

Three material agreements have been filed as exhibits.
The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matthew Killeen